China Ritar Power Corp.
Room 405, Tower C, Huahan Building
16 Langshan Road, North High-Tech Industrial Park
Nanshan District, Shenzhen, China 518057

July 8, 2010

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Ritar Power Corp.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 31, 2010
File No. 000-51908

Dear Ms. Blye:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Ritar Power Corp. (the “Company”) dated June 22, 2010.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors.

General

Staff Comment 1.  We note from your 2007 Form 10-K that you have sold products to Syria, a country identified by the State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls.  We note that your current Form 10-K does not include disclosure regarding contacts in Syria.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements.  Your response should describe any services or products you have provided into Syria and any agreements, commercial arrangement, or other contacts you have had with the government of Syria or entities controlled by the Syrian government.

           Response: The Company provided batteries for emergency lighting to Power Technology Center in an one time sale in the amount of $2,782.25 in August of 2007.  Other than this one time sale in 2007, the Company has not had any business contacts with Syria and does not plan to have any further business relationship with Syria or any U.S.-designated state sponsors of terrorism.

Staff Comment 2.  Please discuss the materiality of your contacts with Syria described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Response: As noted in the response to Staff Comment 1, the only business transaction the Company has ever had in Syria was with Power Technology Company in 2007 in the amount of $2,782.25.  During 2007, the Company had total revenue of $73,347,126.  The one time sale with Power Technology Company only accounted for 0.0038% of the Company’s total revenue for 2007 and is not material quantitatively.  Because this transaction was an immaterial one time event, the Company does not believe it would have potential impact on the Company.

In addition, to ensure continued compliance with U.S. trade regulations and restrictions, the Company is reviewing its internal systems for advance approval of business opportunities and, if necessary, will make appropriate changes.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Matthew Chang, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Jiada Hu
Jiada Hu
Chief Executive Officer

Enclosures
cc:           Matthew Chang, Company Counsel